Exhibit 99.1

Agria Corporation Announces Resignation of Chief Financial Officer and Transition of Director at Subsidiary PGG Wrightson

BEIJING, CHINA--(Nov 11, 2014) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced that Mr. Patrick Tsang, Chief Financial Officer of the Company, has tendered his resignation to pursue other opportunities. Mr. Tsang will also relinquish his position as a Director of the Company’s subsidiary, PGG Wrightson Limited (“PGW”).

Having led the finance team in the completion and filing of the 20F for year ended June 30, 2014, Patrick will continue to remain with the Company until November 15, 2014 to assist it in preparing for the transition to his successor. Patrick confirms that he does not have, and never had, any disagreements with the Company, its management or the Board of Directors and committees of the Board of Directors regarding any matters concerning which do or could affect the Company’s financial statements and SEC reporting, and the audit of the Company’s financial statements. The Company thanks Patrick for his contributions and wishes him the best in his future endeavors.

“Over his tenure, Patrick played a key role in the transformation of Agria’s financial reporting from a relatively low key seed company to a notable global agriculture company, overseeing and implementing various key changes to our accounting policies and practices consistent with a global agriculture company. I thank Patrick for his good work and contributions to Agria, and wish him well in his future endeavours,” said Alan Lai, the Company’s Executive Chairman.

The Company also announced that Mr. Wah Kwong (“WK”) Tsang, the current Chairman of the Company’s Audit Committee and Compensation Committee, will be reappointed in place of Patrick to the PGW Board effective November 15, 2014. WK had previously served as a non-executive Director and member of Audit Committee of PGW Board, from 2011 to 2012.

The Company also announced that it welcomes the appointment of Mr. John Fulton as the Chief Financial Officer of the Group. Mr. Fulton will assume his office effective January 12, 2015.

Mr. Lai commented, “We are very delighted to have John joining us as we embark on our new phase of our journey to globalize Agria and our people, know-how and our technologies. John brings along with him vast experience in finance management, capital raising, treasury and strong skill sets in M&As. We look forward to him playing a key role as a member of Agria’s global management team.”

Mr. Fulton is a New Zealander and since leaving for the UK in 1999 has gained significant treasury and finance experience with a number of international companies including ICI as Treasury Manager, Coca-Cola HBC as Group Treasurer based in London/Athens and Cadbury Schweppes where he was the Group Treasury Director based in London. In 2006 he relocated to Houston Texas where he held various roles including Chief Financial Officer of Ashmore Energy International, which acquired the global emerging market energy assets from the bankruptcy estate of Enron. From 2006 to 2011 the company more than doubled in size before being broken up with the majority of assets disposed. In 2011 Fulton went onto establish a private consulting company advising infrastructure funds during the early stages of acquisition with projects undertaken in Turkey and Mexico. Fulton has a B.Bus from Auckland University of Technology, he is also has memberships with the Institute of Financial Professionals NZ and the NZ Institute of Chartered Accountants. He has studied at IMD, Lausanne with Coca-Cola HBC under a 12-month advanced senior management-training program.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.